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                                                                 EXHIBIT (a)(10)

                                                                        CONTACT:
                                                                Edward C. Roohan
                                                            Vice President & CFO
                                                        (310) 208-3636, Ext. 337

               CASTLE & COOKE, INC. ANNOUNCES PRELIMINARY RESULTS
                         OF DUTCH AUCTION TENDER OFFER

    LOS ANGELES, California (June 22, 1998)--Castle & Cooke, Inc. (NYSE:CCS) announced today the preliminary results of its Dutch Auction self-tender offer for its Common Stock. On May 11, 1998, Castle & Cooke announced its offer to purchase up to 3,000,000 shares of its Common Stock, or approximately 15% of its then outstanding shares, at a price not greater than $19.50 nor less than $17.75 per share. The offer expired at 12:00 midnight (New York City time) on June 19, 1998.

    Based on a preliminary count by the depositary for the offer, Castle & Cooke will purchase 3,000,000 shares of its Common Stock (including approximately 601,000 shares tendered pursuant to notice of guaranteed delivery) at a price of $19.00 per share (the "Purchase Price") on a pro rata basis in accordance with the terms of the tender offer. Castle & Cooke expects the proration factor to be approximately .999 based on these preliminary results. Shares tendered in excess of the Purchase Price and shares not repurchased because of the proration will be promptly returned.

    The determination of the actual number of shares to be purchased, the final proration factor and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

    Castle & Cooke is a developer of residential real estate in Hawaii; Bakersfield, California; Sierra Vista, Arizona; and Orlando, Florida, and owns and operates two of the world's highest-rated resorts, located on the Island of Lana'i in Hawaii. The Company is also involved in commercial development in Hawaii, California, Arizona, North Carolina and Georgia. The Company's shares are traded on the New York Stock Exchange under the symbol CCS.